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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41452

SEC MAIL RECEIVED PROCESSING FEB 2 8 2005 WASH D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BEREAN CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 SOUTH WACKER DRIVE, SUITE 2450
(No. and Street)

CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DUDLEY BROWN 312-986-8200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JULIAN COLEMAN JR. AND COMPANY, LTD.
(Name – *if individual, state last, first, middle name*)

125 SOUTH WACKER DRIVE (Address) CHICAGO (City) ILLINOIS (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05
SS

OATH OR AFFIRMATION

I, DUDLEY BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BEREAN CAPITAL, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BEREAN CAPITAL, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

CONTENTS

Julian Coleman, Jr.
& Company, Ltd.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
BEREAN CAPITAL, INC.
Chicago, Illinois 60606

We have audited the accompanying statements of financial condition of Berean Capital, Inc. as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholders' equity and cash flows and supplemental information for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Berean Capital, Inc. as of December 31, 2004 and 2003, and the results of its operations, changes in its stockholders' equity and its cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Julian Coleman, Jr. & Co., LTD.

Certified Public Accountants
Chicago, Illinois

February 21, 2005

125 South Wacker Drive, Suite 2800 • Chicago, IL 60606 • Tel: 312.692.8340 • Fax: 312.692.8343 • E-mail: jcole@bbpc.com

BEREAN CAPITAL, INC.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2004 AND 2003

ASSETS

	2004	2003
ASSETS		
Cash and cash equivalents	$ 324,428	$ 438,376
Cash on deposit with clearing brokers	86,139	79,307
Cash segregated in compliance with federal and other regulations	30,880	35,694
Receivables from brokers, dealers, and clearing organizations	107,895	103,267
Receivables from clients and correspondents	90,026	-
Due from related parties	206,550	211,409
Investment securities	20,100	20,100
Note receivable	-	50,000
Other assets	24,352	4,507
Office equipment at cost, less of accumulated depreciation of $119,076 in 2004 and $107,076 in 2003	68,489	72,218
TOTAL ASSETS	$ 958,859	$ 1,014,878

LIABILITIES AND STOCKHOLDERS' EQUITY

	2004	2003
LIABILITIES		
Accounts payable	$ 113,735	$ 99,957
Accrued expenses	53,420	45,213
Total liabilities	167,155	145,170
STOCKHOLDERS' EQUITY		
Preferred stock: adjustable rate, cumulative series A, no par value; 1,500 shares authorized; 979.756 shares issued and outstanding	1,089,856	1,089,856
Common stock, no par value; 2,000 shares authorized; 800 shares issued and outstanding	4,000	4,000
Accumulated deficit	(302,152)	(224,148)
Total stockholders' equity	791,704	869,708
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 958,859	$ 1,014,878

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES		
Commissions	$ 1,471,860	$ 1,772,605
Underwriting management fee	652,669	368,233
Gain on principal transactions	30,740	181,884
Other income	5,074	177
Total revenues	2,160,343	2,322,899
EXPENSES		
Employee compensation and commissions	1,042,879	1,010,834
Clearing charges and other trading costs	361,149	491,417
Consultants	52,606	55,501
Office rent and insurance	215,436	208,978
General and administrative	555,406	557,906
Total expenses	2,227,476	2,324,636
(LOSS) FROM OPERATIONS	(67,133)	(1,737)
OTHER INCOME / (EXPENSE)		
Interest income	4,362	4,822
Other expense	(26,057)	-
Miscellaneous income	10,824	509
Total other income/(expense)	(10,871)	5,331
(LOSS)/INCOME BEFORE TAXES	(78,004)	3,594
Income tax (expense)/benefit	-	10,687
NET (LOSS)/INCOME	$ (78,004)	$ 14,281

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004 AND 2003

	Preferred Stock	Common Stock	Accumulated Deficit	Total Stockholder's Equity
Balance 12/31/02	$1,089,856	$ 4,000	$ (238,429)	$ 855,427
2003 Net income	-	-	14,281	14,281
Balance 12/31/03	1,089,856	4,000	(224,148)	869,708
2004 Net loss	-	-	(78,004)	(78,004)
Balance 12/31/04	$1,089,856	$ 4,000	$ (302,152)	$ 791,704

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net (loss) / income	$ (78,003)	$ 14,281
Adjustments to reconcile net (loss)/income to net cash used by operating activities:		
Depreciation and amortization	12,000	12,000
Write off of uncollectible note receivable	25,000	-
Net change in certain assets and liabilities:		
Receivables from broker, dealers, and clearing organizations	(4,628)	(47,152)
Receivables from clients and correspondents	(90,026)	-
Cash on deposit with clearing brokers	(6,832)	(152)
Due from related parties	4,859	-
Note receivable	25,000	-
Other assets	(19,845)	(700)
Cash segregated for the benefit of customers	4,814	(12,442)
Accounts payable, accrued expenses, taxes payable	21,984	5,776
NET CASH (USED)/ BY OPERATING ACTIVITIES	(105,677)	(28,389)
CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES		
Purchase of equipment	(8,271)	(17,460)
NET CASH (USED IN) INVESTING ACTIVITIES	(8,271)	(17,460)
CASH FLOWS FROM FINANCING ACTIVITIES		
Loans to related parties	-	(89,809)
NET CASH (USED IN) FINANCING ACTIVITIES	-	(89,809)
NET (DECREASE) IN CASH	(113,948)	(135,658)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	438,376	574,034
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 324,428	$ 438,376
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ 800	$ 300

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2004 AND 2003

1. BUSINESS ACTIVITY

Berean Capital, Inc. ("Berean"), a Delaware corporation, is an introducing broker registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). Berean is registered in 15 states. The primary operations of Berean consist of acting as a fully disclosed broker-dealer providing research as well as other services. The customer base for Berean consists principally of institutional money managers, public pension funds managing in-house portfolios, insurers, foundations and other investors in the United States of America. Berean is registered and licensed by the NASD to do business in 15 states.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

The financial statements of the Company are presented on the accrual basis of accounting. Securities transactions and related commission revenues and expenses are recorded on a trade-date basis.

Net capital requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital as defined under the rule. The Company is required to maintain "net capital" equal to the greater of $250,000 or 6 2/3% of the "aggregate indebtedness," as these terms are defined. Net capital changes from day to day, but at December 31, 2004 and 2003, the Company had net capital of $465,160 and $503,473, respectively.

Receivables from brokers, dealers, and clearing organizations–

Commission's receivable primarily represents commission income earned on security transactions. Management of the Company believes all amounts included in commission's receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Receivables from clients and correspondents–

Fee's receivable represents income earned on underwriting bond deals. Management of the Company believes all amounts included in fee's receivable are collectable in full and, accordingly, no allowance for doubtful accounts is deemed necessary.

Due from related parties

Primarily represents advances made to related parties that management believes are collectable.

Furniture and equipment

Furniture and equipment purchased prior to January 1, 1994, were depreciated on the straight-line method over the estimated useful lives of the assets. Assets purchased after January 1, 1994, are depreciated using the accelerated method over a period of five to seven years. Depreciation expense for 2004 and 2003 was $12,000 and $12,000 respectively.

Cash and cash equivalents

The Company considers all highly liquid investments, with a maturity of less than a year when purchased, to be cash equivalents.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Cash segregated under in compliance with federal and other regulations

Cash of $30,880 at December 31, 2004 and $35,694 at December 31, 2003, have been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment banking

Investment banking underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Securities

Investments in marketable securities are considered to be trading securities and are valued at market value. Securities not readily marketable are valued at estimated fair value as determined by management. The resulting difference between cost and market value is included in income.

3. CLEARING AGREEMENT

The Company is an introducing broker and clears all transactions for customers on a fully disclosed basis with other brokers. The Company promptly transmits all customer funds and securities to such clearing brokers and, at December 31, 2004 and 2003, the Company had no amounts or securities due the clearing broker from unsettled trades. Because the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers, the Company maintains with its clearing brokers a money market account to be used as a security deposit. The amount included, as security deposits were $86,139 and $79,307 at December 31, 2004 and 2003 respectively.

Accounts receivable from clearing brokers/dealers arise in the normal course of business from the settlement of securities transactions. The receivables are generally collected within 30 days. The clearing agreements provide the clearing broker with liens upon all cash and cash equivalents, securities and receivables held by the clearing broker. These liens secure the liabilities and obligations of the Company to the clearing broker. Accordingly, the Company is subject to credit risk if the clearing broker is unable to repay the balance in the accounts.

4. EMPLOYEE BENEFIT PLAN

In 1997, the Company adopted a 401(k) Profit Sharing Plan and Trust ("The Plan"). Employer contributions to the plan are discretionary and amounted to $29,718 and $28,628 in 2004 and 2003. Employees may elect to defer a portion of their salaries as contributions to the Plan, subject to limitations as provided by the Internal Revenue Code, and the Company may elect to match such contributions.

5. EQUIPMENT LEASES

The Company leases trading equipment under a non-cancelable operating lease agreement expiring on December 31, 2004. The agreement calls for monthly rentals in the amount of $5,660, the minimum annual rentals are as follows:

Year Ended December 31

2005	$ 67,920
2006	32,077

6. LEASE COMMITMENTS

The Company leases office facilities in locations in Illinois, Texas, and Georgia under various office leases. These obligations end on various dates with the longest lease expiring on October 31, 2007. The five-year minimum rentals are as follows:

Year Ended December 31

2005	$ 88,948
2006	91,616
2007	78,246

Rent expense for the years ended December 31, 2004 and 2003, including other charges was $215,436 and $208,978 respectively.

7. INCOME TAX EXPENSE

The expense for Federal and state income taxes consists of the following components:

	2004	2003
Current tax (benefit)	$ -	$ (10,687)
Total expense	$ -	$ (10,687)

For the year ended December 31, 2002 the Company generated a net operating loss for Federal and state tax purposes. In accordance with Federal tax policy the Company carried back the loss to previous tax years and received a refund of $10,687. This refund was received during the period ending December 31, 2003 and included as a credit in current tax expense.

8. CONTINGENT LIABILITIES

In the normal course of business, the Company is subject to various litigation and arbitration matters. These matters are vigorously defended and management believes meritorious defenses exist. Management does not believe the eventual outcome of this litigation in the aggregate will have a material adverse effect on the Company's financial statements.

9. CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company invests excess cash in an institutional government money market fund with a financial institution. The Federal Deposit Insurance Corporation (FDIC) or any other government agency does not insure these securities. At December 31, 2004 the Company had cash and cash equivalents in the amount of $298,107 invested in these securities.

10. PREFERRED STOCK

Dividends on the adjustable rate, cumulative Series A preferred stock are payable at an annual rate of 3.5 percent in excess of an applicable rate, which is the highest of either (i) the three-month Treasury Bill rate, (ii) the ten-year constant maturity rate, or (iii) the twenty-year constant maturity rate, all as defined, but in no event less than 6.5 percent per year. The amount of dividend arrearage at December 31, 2004, was $711,669. The Company, at its option, may redeem in whole or in part, the preferred stock at $1,000 per share plus accrued and unpaid dividends.

11. DISCLOSURES ABOUT DERIVATIVE FINANCIAL INSTRUMENTS

The Company currently does not enter into any derivative transactions for trading purposes or to hedge other positions or transactions.

12. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

In the normal course of business, the Company executes, both as agent and principal, transactions on behalf of its customers. Pursuant to the clearing agreement, the clearing broker acts as principal in agency transactions. If the agency transactions do not settle due to failure to perform by either the customer or the counterparty, The Company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur loss if the market value of the securities differs from the contract amount. The Company's risk is normally limited to differences in the market values of the securities from their contract amounts.

The Company does not anticipate non-performance by customers or counterparties in the above situations. It is the Company's policy to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

SUPPLEMENTAL INFORMATION

BEREAN CAPITAL
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Total Assets		$ 958,859
Less : Total Liabilites		(167,155)
Net Worth		791,704
Net Capital before deductions		791,704
Deductions:		
Due from related parties	(206,550)	
Investment securities	(20,100)	
Other assets	(24,352)	
Office equipment, net of accumulated depreciation	(68,489)	
Total Deductions		(319,491)
Net Capital before haircuts on securites positions		
Haircuts on securities positions - 2%	352,636	(7,053)
Net Capital		$ 465,160
Net Capital Required		250,000
Excess Net Capital		$ 215,160
Net Capital required based on Aggregate Indebtedness		$ 11,144

The accompanying notes are an integral part of these statements

BEREAN CAPITAL INC.
Computation for Determination of Reserve Requirements
For Broker/Dealers under Rule 15c3-3 and Information For
Possession or Control Requirements under Rule 15c3-3
December 31, 2004

COMPUTATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

Cash – segregated in compliance with federal and other regulations, restricted for the benefit of customers	$ 30,880
Less - customer funds held under soft dollar arrangements	26,016
Cash in excess of customer funds held	$ 4,864

The accompanying notes are an integral part of these statements.

BEREAN CAPITAL, INC.
RECONCILIATION INCLUDING APPROPRIATE EXPLANATIONS OF THE AUDITED COMPUTATION OF NET CAPITAL WITH THE COMPANY'S CORRESPONDING UNAUDITED PART II A FOCUS REPORT FILING OF DECEMBER 31, 2004

There were no differences between the audited computation of net capital and the unaudited Part II A Focus Filing at December 31, 2004.

The accompanying notes are an integral part of these statements.

Julian Coleman, Jr.
& Company, Ltd.
Certified Public Accountants

**INDEPENDENT AUDITOR'S REPORT
ON INTERNAL CONTROL**

To the Board of Directors
BEREAN CAPITAL, INC.

In planning and performing our audit of the financial statements and supplemental information of BEREAN CAPITAL, INC. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions under rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. The recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control are to provide management with reasonable, but not absolute, assurance that assets which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate. In addition, the Company is a small organization and the number of employees limits segregation of duties.

125 South Wacker Drive, Suite 2800 • Chicago, IL 60606 • Tel: 312.692.8340 • Fax: 312.692.8343 • E-mail: jcole@bbpc.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of Board of Directors, management and the SEC and any other regulatory bodies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Julian Colin Jr. & Co, LTD.

Certified Public Accountants
Chicago, Illinois

February 21, 2005